                                                       Filed pursuant to 424(B)5
                                                      Registration No. 333-87725

                             Subject to Completion
             Preliminary Prospectus Supplement Dated July 24, 2000

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 24, 2000)

                                  $

[LOGO OF COMDISCO APPEARS HERE]

                         % Senior Notes Due

                                 ------------

   We will pay interest on the Notes twice a year on       and           ,
beginning       , 2001. We may not redeem the Notes prior to maturity.

   If we default, your right to payment under the Notes will be junior to our secured debt, equal to our unsecured and unsubordinated debt, and senior to our subordinated debt, in each case whether current or future.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                                           Per Note    Total
                                                           -------- -----------
Public offering price.....................................
Underwriting discount.....................................
Proceeds to Comdisco, Inc. (before expenses)..............

                                 ------------

   The underwriters will offer the Notes on a firm commitment basis, subject to various conditions. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against
payment in New York, New York on           , 2000.

                                 ------------

Salomon Smith Barney
    Banc of America Securities LLC
            Bear, Stearns & Co. Inc.
                  Deutsche Banc Alex. Brown
                         Merrill Lynch & Co.
                               Banc One Capital Markets, Inc.
                                                   Mellon Financial Markets, LLC

          , 2000

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

   This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes we are offering. The second part, the base prospectus, gives more general information, some of which may not apply to the Notes we are offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

   If the description of your Notes varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Notes in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of
any date later than           , 2000.

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                             Page
                                                                             ----
Description of Notes........................................................ S-3

Use of Proceeds............................................................. S-4

Underwriting................................................................ S-4

                                   Prospectus

About This Prospectus.......................................................   2

Where You Can Find More Information.........................................   2

The Company.................................................................   3

Ratio of Earnings to Fixed Charges..........................................   4

Use of Proceeds.............................................................   4

Forward-Looking Statements..................................................   4

Description of Our Debt Securities..........................................   5

Description of Our Capital Stock............................................  11

Plan of Distribution........................................................  25

Legal Opinions..............................................................  26

Experts.....................................................................  26

                              DESCRIPTION OF NOTES

   The following description of the particular terms of the Notes supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities found in the accompanying prospectus. Certain terms are defined in the prospectus and the Indentures.

General

   The Notes will be:

  . unsecured general obligations of Comdisco;

  . limited to $    million principal amount; and

  . issued in book-entry form only.

   The Notes will mature on          ,      and are not redeemable prior to
maturity.

   The Notes will bear interest from            , 2000 or from the most recent
Interest Payment Date to which interest has been paid or provided for, at the
rate of      per annum, payable semi-annually on       and            ,
commencing on       , 2001, to the persons in whose names the Notes are
registered at the close of business on the preceding           and        ,
respectively.

   The Notes will constitute Senior Debt Securities as described in the prospectus, will be issued under the SunTrust Senior Indenture and will constitute a separate series for purposes of the SunTrust Senior Indenture.

   Payment of the principal and interest on the Notes will rank equally with all our other unsubordinated debt. The SunTrust Senior Indenture does not limit the amount of Senior Debt Securities that may be issued and provides that Senior Debt Securities may be issued from time to time in one or more series.

   On February 29, 2000, we designated $500 million in Senior Debt Securities as "Senior Medium-Term Notes, Series I" to be issued under our outstanding $1.5 billion shelf registration statement, $75 million of which have been issued to date. The SunTrust Senior Indenture does not limit the amount of additional indebtedness we or any of our subsidiaries may incur.

Book-Entry System

   The Notes initially will be represented by one or more global certificates ("Global Securities") deposited with DTC and registered in the name of Cede & Co., as nominee of DTC. The Global Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

   To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Notes will not be issued in certificated form unless:

  . DTC notifies us that it is unwilling or unable to continue as depository or it otherwise ceases to be a qualified clearing agency and we do not appoint a successor depository; or

  . we make a decision to permit Notes to be issued in certificated form and notify the Trustee of that decision.

   Additional information concerning the depositary arrangements are summarized beginning on page 8 of the prospectus.

Same-Day Settlement And Payment

   Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by Global Securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by Comdisco in immediately available funds. In addition, so long as the Notes are represented by such Global Securities, the Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                USE OF PROCEEDS

   We intend to use the net proceeds from the sale of the Notes to reduce domestic short-term indebtedness and for other general corporate purposes. On
          , 2000, we had outstanding approximately $    million of domestic
short-term indebtedness, with a weighted average maturity of approximately
days and bearing a weighted average interest rate of approximately      % per
annum. If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest bearing obligations.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of Notes set forth opposite the name of each underwriter:

                                                                     Principal
                                                                     Amount of
                 Underwriter                                           Notes
                 -----------                                        ------------
      Salomon Smith Barney Inc....................................
      Banc of America Securities LLC..............................
      Bear, Stearns & Co. Inc.....................................
      Deutsche Bank Securities Inc................................
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...........................................
      Banc One Capital Markets, Inc...............................
      Mellon Financial Markets, LLC...............................
                                                                    ------------
      Total.......................................................  $
                                                                    ============

   The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

   The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any national securities exchange. The underwriters have advised us that they intend to make a market in the Notes, but they have no obligation to do so, and may discontinue market making at any time without providing any notice. We cannot assure you as to the depth or liquidity of any trading market that may develop for the Notes.

   Comdisco has been advised by the underwriters that the underwriters propose initially to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain dealers at the public offering price less a
concession not in excess of    % of the principal amount of the Notes. Any
underwriter may allow, and any dealer may reallow, a concession not in excess
of    % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes to the public, the public offering price and such concessions may be changed.

   In connection with the offering the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

   The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

   Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that we will spend approximately $        for printing, rating
agency, trustee and legal fees, and other expenses related to this offering.

   In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

   Thomas H. Patrick, a director of Comdisco, is the Executive Vice President and Chief Financial Officer of Merrill Lynch & Co., Inc.

   We have agreed to indemnify the underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to contribute payments the underwriters may be required to make in respect of any of those liabilities.

PROSPECTUS

-------------------------------------------------------------------------------

                                                        [LOGO OF COMDISCO INC.]

                                                                 COMDISCO, INC.
                                                             6111 N. River Road
                                                       Rosemont, Illinois 60018
                                                                 (847) 698-3000


                                          We will provide the specific terms
                                          of each series or issue of debt
                                          securities we issue in supplements
            $1,500,000,000                to this prospectus. You should read
                                          this prospectus and the supplements
                                          carefully before you invest.

           Debt Securities


   We may offer the securities directly or through underwriters, agents or dealers. The prospectus supplement will designate the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or determined if this prospectus or any accompanying prospectus supplement or pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.


                                 July 24, 2000

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement (SEC File No. 333-87725) that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time sell the combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

   You should read this prospectus and any prospectus supplement together with additional information described under the next heading WHERE YOU CAN FIND MORE INFORMATION.

                      WHERE YOU CAN FIND MORE INFORMATION

   Comdisco files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also accessible through the Internet at our web site at http://www.comdisco.com and the SEC's web site at http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering has been completed.

     . Annual Report on Form 10-K for the year ended September 30, 1999, as amended by Form 10-K/A filed with the SEC on February 24, 2000;

     . Quarterly Report on Form 10-Q of Comdisco for the quarter ended
       March 31, 2000 filed with the SEC on May 15, 2000;

     . Quarterly Report on Form 10-Q for the quarter ended December 31,
       1999, as amended by Form 10-Q/A filed with the SEC on or about February 29, 2000;

     . Current Report on Form 8-K of Comdisco filed with the SEC on March
       9, 2000;

     . Current Report on Form 8-K of Comdisco filed with the SEC on June
       14, 2000; and

     . the descriptions of Comdisco's common stock and related preferred stock purchase rights included in the registration statements filed under the Exchange Act under File No. 1-7725, including all amendments or reports filed for the purpose of updating such description.

   You may request a copy of these filings at no cost, by writing or calling us at the following address:

  Comdisco, Inc.
  6111 N. River Road
  Rosemont, IL 60018
  (847) 698-3000
  Attention: Corporate Secretary

   You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of those documents.

   References in this prospectus to "Comdisco", "we", "us" and "our" are to Comdisco, Inc., and its subsidiaries. References in this prospectus to "Prism" are to our subsidiary, Prism Communication Services, Inc. References to "Comdisco Ventures" are to our Comdisco Ventures division.

                                  THE COMPANY

   We provide global technology infrastructure solutions to help our customers maximize technology reliability, efficiency and flexibility. We are aligned into four primary business lines:

     . Technology services,

     . Leasing,

     . Prism, and

     . Comdisco Ventures.

   Our technology services include:

     . Business continuity,

     . Managed network services,

     . Desktop management solutions,

     . Web-availability services, and

     . Other services.

   These services are designed to provide integrated, long-term, cost effective asset and technological planning as well as data and voice availability and recovery to users of high technology equipment.

   We offer equipment leasing in the electronics, communications, medical and laboratory and scientific industries and the financing of other high technology equipment, including information technology equipment and industrial automation equipment, to a broad range of customers, industries and geographic locations.

   Through Prism, we are developing an array of services that will include:

     . High-speed data connectivity,

     . Local and long distance voice,

     . Video conferencing,

     . Virtual private networks,

     . Business continuity, and

     . Teleworking solutions.

   Prism will provide these services over a facilities-based network consisting of splitterless, integrated data and voice line card technology from Nortel Networks(TM) and an optical backbone that will enable us to transport voice and data traffic from network edge to the Internet, a LAN/WAN or other destinations.

   Comdisco Ventures provides venture leases and venture debt, which are loans or leases combined with warrants or equity conversion options, and direct equity financing to venture capital-backed companies. Comdisco Ventures offers companies a broad range of equity-linked financing products, which complement equity from venture capital firms and debt from venture-oriented banks and asset-based lenders.

   Our businesses are diversified by customer, customer type, equipment and/or industry segments and geographic locations. Our customers include "Fortune 1000" corporations as well as smaller organizations and start-up companies. We do not depend on any single customer or on any single source for the purchasing, selling or leasing of equipment, in connection with our technology services or in our financing to venture capital-backed companies.

   Our executive offices are located in the Chicago area, at 6111 North River Road, Rosemont, Illinois 60018, telephone number (847) 698-3000. Our website is located at http://www.comdisco.com. The information contained on our website is not a part of this prospectus. At June 30, 2000 we had approximately 4,182 full-time employees.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                    Fiscal year ended September 30,
      Six Months Ended        ---------------------------------------------------------------------
       March 31, 2000         1999           1998           1997           1996           1995
      ----------------        ----           ----           ----           ----           ----
            1.72              1.22           1.71           1.67           1.64           1.55

   These computations include us and our subsidiaries, and companies in which we own 50% or less equity. For these ratios, "earnings" is determined by adding "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which we own at least 20% but less than 50% equity. For this purpose, "total fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, and (2) an interest factor attributable to rentals.

                                USE OF PROCEEDS

   Unless we tell you otherwise in a prospectus supplement, we, or our affiliates, will use the net proceeds from the sale of the debt securities for general corporate purposes. General corporate purposes may include repayment of debt, equipment acquisitions, additions to working capital and capital expenditures. If we do not use the net proceeds immediately, we will temporarily invest them in short-term interest-bearing obligations. For current information on our commercial paper balances and average interest rates, see our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q or the prospectus supplement. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus, any prospectus supplements and any pricing supplements, including information incorporated by reference, discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information.

   These statements are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that these forward-looking statements have the benefits of the safe harbors created by those Acts. The words and phrases "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate" and similar expressions identify forward-looking statements.

   These forward-looking statements reflect our current views with respect to future events and financial performance, but are subject to many uncertainties and assumptions relating to our operations and business environment which may cause our actual results to be materially different from any future results expressed or implied by those forward-looking statements. Some of these uncertainties and assumptions are discussed in our most recent Annual Report on Form 10-K.

                       DESCRIPTION OF OUR DEBT SECURITIES

The Securities We May Offer

   We may offer unsecured senior or subordinated debt securities in an aggregate principal amount of up to $1,500,000,000. A prospectus supplement will describe the specific amounts, prices and terms of any securities we offer.

   We also may issue convertible subordinated debt securities that pay no interest or below-market interest at a substantial discount from their stated principal amount. We will refer to these securities as zero-coupon convertibles here and in any prospectus supplement or pricing supplement.

Issuance of Debt Securities under the Indentures

   We will issue debt securities in one or more series under one or more separate indentures between us and a U.S. banking institution, as trustee. We will issue senior debt securities, subordinated debt securities and zero-coupon convertibles under separate indentures, which we will refer to as senior indentures, subordinated indentures, and zero-coupon indentures.

   We have summarized selected provisions of the Indentures below. You should read the indentures for the full texts of provisions that may be important to you.

   We will initially issue senior debt securities under a senior indenture dated as of September 15, 1999, between us and SunTrust Bank, as senior trustee (the "SunTrust Senior Indenture"). The SunTrust Senior Indenture is included as an exhibit to the registration statement that we filed with the SEC. We will file the forms of any other indentures with the SEC at the time we use them. Capitalized terms used in the summary have the meanings specified in the indentures.

Terms

   We will describe specific terms relating to any new series of debt securities in a prospectus supplement or pricing supplement. These terms will include the following:

     . title of the series and whether they are senior debt securities, subordinated debt securities or zero-coupon convertibles;

     . any limit on the total principal amount of the series;

     . the price or prices at which we will sell the debt securities;

     . maturity date or dates;

     . the per annum interest rate or rates, if any, on the series and the date or dates from which any such interest will accrue;

     . whether the amount of payments of principal of, and premium, if any or interest on the debt securities may be determined with reference to any index, formula or other method, including one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of these payments;

     . the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

     . the place or places where the principal of, and premium, if any, and interest on the debt securities will be payable;

     . any redemption dates, prices, obligations and restrictions;

     . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series;

     . the denominations in which the debt securities will be issued, if other than $1,000 and integral multiples of $1,000;

     . the currency, currencies or currency unit in which we will pay the principal of, and premium, if any, or interest, if any, on the debt securities, if not United States dollars;

     . provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

     . any deletions from, modifications of or additions to the events of default or our covenants with respect to the applicable series of debt securities, and whether or not those events of default or covenants are consistent with those contained in the indenture;

     . any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities;

     . any conversion or exchange features;

     . any special tax implications of the series; and

     . any other terms of the series.

   None of the indentures will limit the amount of debt securities that we may issue. We may issue debt securities under each indenture up to the principal amount that we are authorized to issue by our Board of Directors from time to time.

   Senior debt securities will rank equally with all of our other senior and unsubordinated debt. Subordinated debt securities will have a junior position to all of our senior debt as described below under the heading "Subordination" on page 10.

   We may sell debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We may also sell debt securities that are convertible into or exchangeable for our common stock. If we issue these kinds of debt securities, we will provide you with additional information in a prospectus supplement or pricing supplement.

   When we refer here and in any prospectus supplement or pricing supplement to the principal of and premium, if any, and interest, if any, on debt securities, we also mean to include mention of the payment of additional amounts, if any, which we are required to pay under the indenture or the debt securities in respect of certain taxes, assessments or other governmental charges imposed on the holders of those debt securities.

Form, Transfer and Exchange

   We will normally denominate debt securities, and pay principal, interest and any premium, in U.S. dollars. If we denominate debt securities, or pay the principal of, premium or any interest on any series of debt securities, in foreign currencies or foreign currency units, we will provide you with further information about those debt securities in a prospectus supplement or pricing supplement.

   We will normally issue the debt securities in book-entry only form. This means that one or more permanent global certificates registered in the name of The Depository Trust Company ("DTC"), New York, New York, or its nominee, will represent the debt securities.

   Alternatively, we may issue the debt securities in (1) certificated form registered in the name of the holder of the debt securities, or (2) in bearer form, with or without coupons attached. If we issue debt securities in registered or bearer form, holders will receive certificates representing the debt securities. We will normally issue debt securities in registered form only in increments of $1,000 and debt securities in bearer form only in increments of $5,000. Debt securities in bearer form are subject to other limitations that we will describe in any prospectus supplement.

   You can transfer or exchange debt securities in registered form without charge except for reimbursement of taxes, if any. If we issue a series of debt securities in both bearer and registered form, you may exchange bearer form for registered form in a similar manner. You can transfer or exchange debt securities at the corporate trust office of the appropriate trustee or at any other office or agency maintained by us for these purposes that we identify in any prospectus supplement.

Payment

   We will pay principal, interest and any premium on debt securities in book-entry only form as provided under the heading "--Book-Entry Procedures" in this prospectus.

   We will pay principal, interest and any premium on debt securities issued solely in registered form at the New York, New York corporate trust office of the appropriate trustee, or at any other office or agency maintained by us for these purposes that we identify in any prospectus supplement. We also may, at our option, pay interest on debt securities issued in registered form (1) by check mailed to the person in whose name the debt securities are registered on days specified in the indentures or any prospectus supplement or (2) by wire transfer to that person's U.S. account.

   We will make payments on debt securities in other forms at a place designated by us and specified in any prospectus supplement.

   If we authorize any other person to make payments on debt securities for us, we will identify them in a prospectus supplement.

Events of Default

   Unless we tell you otherwise in a prospectus supplement, an event of default under the indenture will occur if:

     . we fail to pay the principal or any premium on any debt security when due;

     . we fail to deposit any sinking fund payment when due;

     . we fail to pay interest or any additional amounts on any debt security for 30 days;

     . we fail to perform any other covenant in the indenture that continues for 60 days after we have been given written notice of that failure;

     . any of our debt, other than any debt securities issued under the indenture or non-recourse indebtedness, with a principal amount of more than 5% of our consolidated net worth is accelerated and the acceleration is not rescinded or annulled before a judgment is obtained; or

     . certain events in bankruptcy, insolvency or reorganization occur.

   An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers that action to be in the best interests of the holders.

   If an event of default for any series of debt securities occurs and continues, the trustee, or the holders of at least 25% in aggregate principal amount of the debt securities of the series, may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration of acceleration.

   Other than its duties in case of a default, a trustee has no obligation to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

   Under each indenture, we will:

     . pay the principal, interest and any premium on the debt securities when due;

     . maintain a place of payment;

     . pay the additional amounts on the debt securities when specified;

     . deliver a report to the trustee 120 days after the end of each fiscal year reviewing our obligations under the indenture; and

     . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

   No indenture will limit our ability to incur additional debt, unless we describe this limitation to you in a prospectus supplement.

Book-Entry Procedures

   The following discussion pertains to debt securities that we issue in book-entry only form.

   We will issue one or more global securities, currently limited to individual amounts of $400 million, representing the debt securities issued to DTC or its nominee, Cede & Co. DTC will keep a computerized record of its participants, for example, your broker, whose clients have purchased the debt securities. The participant, in turn, keeps a record of its clients who purchased the debt securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

   If we use book-entry procedures, we will not deliver securities in certificated form to individual purchasers of the debt securities, and no person holding a beneficial interest in a global security will be treated as a holder for any purpose under the indenture. Accordingly, holders of beneficial interests must rely on the procedures of DTC and the participant through which that person owns its interest in order to exercise any rights of a holder under that global security or the indenture. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. In some cases, the laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

   DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New

York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through computerized records for its participants' accounts. This eliminates the need to exchange certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   Other organizations, including securities brokers and dealers, banks and trust companies that work through DTC's participants, also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

   A number of DTC's participants, together with the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., own DTC.

   We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

   It is DTC's current practice, when it receives any payment of principal or interest, to credit its participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to use an omnibus proxy to assign any rights to consent or vote to the participant whose account is credited with securities on a record date. Customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name," will govern payments by participants to owners of beneficial interests in the global securities, and voting by participants. However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

   Debt securities represented by a global security will be exchangeable for debt securities in registered form with the same terms in authorized denominations only if:

     . DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days;

     . DTC ceases to be a clearing agency registered under the Securities
       Exchange Act of 1934;

     . We, at our option, elect to issue notes in definitive form;

     . There is, or continues to be, an event of default with respect to the notes.

   If applicable, redemption notices shall be sent to Cede & Co. If less than all of the book-entry securities of like tenor and terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each of its participants in that issue to be redeemed.

   In order to elect to have us repay book-entry securities, a beneficial owner must notify the trustee, through its participant, and cause the participant to transfer the participant's interest in the global security or securities representing those book-entry securities, on DTC's records, to the trustee. The requirement for physical delivery of book-entry securities in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global security or securities representing those book-entry securities are transferred by direct participants on the DTC's records.

   DTC may discontinue providing its services as securities depository with respect to book-entry securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, securities in certificated form are required to be printed and delivered.

   We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, securities in certificated form will be printed and delivered.

   The information in this section concerning DTC has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Subordination

   Payment of the principal, interest and any premium on subordinated debt securities will, when stated in a subordinated indenture and applicable prospectus supplement, be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness. Under the indenture, "Senior Indebtedness" means all notes or other unsecured evidences of our indebtedness, whether outstanding on the date of the indenture or created, assumed or incurred at a later date, for money we borrow, including all indebtedness of any other person for money borrowed which we guarantee, not expressed to be subordinate or junior in right of payment to any other of our indebtedness.

   Each subordinated indenture will provide that we may not pay principal, interest and any premium on the subordinated debt securities in the event:

     . of any insolvency, bankruptcy or similar proceeding involving us or our property; or

     . we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness when due.

   Under these circumstances, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise, with the exception of the subordination provisions, be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among those holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by any holder of any subordinated debt securities in contravention of any of the terms of the indenture and before all the Senior Indebtedness has been paid in full, that payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among those holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all that Senior Indebtedness in full.

   As of June 30, 2000, we had approximately $3.4 billion of Senior Indebtedness outstanding. Subordinated indentures will not limit the amount of Senior Indebtedness that we may incur.

Redemption Provisions, Sinking Fund and Defeasance

   We may redeem some or all of the debt securities at our option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms.

Consolidation, Merger or Sale

   We may not merge with another company or sell or transfer all or substantially all of our property to another company unless:

     . we are the continuing corporation; or

     . the successor corporation or purchaser is a corporation organized under the laws of the United States, any state within the United States, or the District of Columbia which expressly assumes:

     --payment of principal, interest and any premium on the debt securities; and

     --performance and observance of all covenants and conditions in the indenture;

   and in either case, immediately after the transaction, no event of default and no event which, if notice was given and/or a certain period of time passed, would become an event of default, shall exist.

   If we are not the continuing corporation, we will have no further liabilities or obligations under any indenture or the debt securities.

Changes to the Indenture

   Holders who own more than 50% in principal amount of the outstanding debt securities of each series affected can agree to change the applicable indenture. However, no change can affect your principal or interest payment terms, or the percentage required to change other terms of the applicable indenture, without your consent, as well as the consent of others similarly affected. In addition, no supplemental indenture may directly or indirectly modify the applicable indenture in any manner which might alter the subordination of the outstanding debt securities.

   We may enter into supplemental indentures for other specified purposes which would not materially adversely affect your interests, including the creation of any new series of debt securities, without the consent of any holder of debt securities.

Concerning the Initial Senior Trustee

   SunTrust Bank serves as trustee under the SunTrust Senior Indenture. Its principal office is located at 25 Park Place, Atlanta, Georgia. We lease equipment to SunTrust Bank and provide it with business continuity services. We also have commercial banking relationships with SunTrust Bank and certain of its affiliates.

                        DESCRIPTION OF OUR CAPITAL STOCK

   The following is a summary and should be read with our restated charter which we have filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 that is incorporated by reference into this prospectus.

Our Restated Charter and Tracking Stock Structure

   On April 20, 2000 our stockholders approved our tracking stock proposal. In order to implement the proposal, we filed our restated charter with the Secretary of State of Delaware on May 4, 2000. Our restated charter, among other things:

     . increased the total authorized shares of our common stock from 750,000,000 to 1,800,000,000;

     . authorized our board of directors to issue common stock in multiple series;

     . designated the initial two series of common stock as Comdisco Stock and Comdisco Ventures Stock;

     . re-classified each outstanding share of our then existing common stock as one share of Comdisco Stock; and

     .   initially authorized 750,000,000 shares of Comdisco Stock and
        750,000,000 shares of Comdisco Ventures Stock.

   We intend Comdisco Ventures Stock to reflect the performance of Comdisco Ventures, our venture financing business division.

   We intend Comdisco Stock to reflect the performance of Comdisco Group, which consists of our other businesses and a retained interest in Comdisco Ventures.

   To implement our tracking stock structure, we have allocated, for financial reporting purposes, all of Comdisco's consolidated assets, liabilities, revenue, expenses and cash flow between Comdisco Group and Comdisco Ventures. In the future, so long as Comdisco Ventures Stock is outstanding, we will provide separate financial information about Comdisco Ventures and Comdisco Group that is intended to allow Comdisco stockholders the ability to track the performance of those assets, liabilities, revenues, expenses and cash flows allocated to each group.

   This description refers in many places to "Comdisco Group's retained interest in Comdisco Ventures." This represents the ownership of Comdisco Group in that portion of Comdisco Ventures that is not represented by outstanding Comdisco Ventures Stock. As of the date of this prospectus, Comdisco Group's retained interest in Comdisco Ventures is 100%, as no Comdisco Ventures Stock is outstanding. We will adjust Comdisco Group's retained interest in Comdisco Ventures to reflect any issuances or repurchases of Comdisco Ventures Stock that relates to Comdisco Ventures (including the grant of any restricted stock awards or exercises of any options granted to, Comdisco employees), capital contributions to, or returns of capital from, Comdisco Ventures and certain other events, including any distribution of that stock representing all of our retained interest in Comdisco Ventures to holders of Comdisco Stock.


   Under our restated charter and to the extent permitted by Delaware law, our board of directors could, without the need to obtain stockholder approval:

     . designate common stock not previously designated by the board of directors, or re-designate previously designated but unissued common stock, into one or more additional new series of common stock; or

     . increase or decrease from time to time the total number of authorized shares of each designated series of common stock.

   However, the board of directors could not increase the number of shares of authorized stock of a designated series above a number which, when added to the number of authorized shares of all designated common stock, would exceed the total number of authorized shares of common stock. In addition, the board of directors could not decrease the number of shares authorized of any series of common stock below the number of shares outstanding of such series and shares reserved for options, warrants, the rights plan and, as applicable, any retained interest of one group by another.

   At the time it creates any new series of common stock, our board of directors would be authorized to determine and designate the number of shares of each new series and all rights and privileges of each new series, including dividend rights, exchange or redemption provisions, rights upon liquidation or merger, and voting rights.

   Authorized but unissued shares of Comdisco Ventures Stock and Comdisco Stock and previously undesignated common stock would be available for issuance by Comdisco from time to time, as determined by the board of directors, for any proper corporate purpose. These purposes could include raising capital, paying stock dividends, effecting a stock split, providing compensation or benefits to employees or acquiring other companies or businesses, or designating a new series of common stock. Comdisco would not be required to solicit your approval for any issuance described above, unless required by the Delaware law or NYSE or Nasdaq Stock Market rules.

   As of March 31, 2000, there were 152,278,647 shares of Comdisco Stock and no shares of Comdisco Ventures Stock issued and outstanding.

   Preferred Stock. Under our restated charter, our board of directors has the authority to issue up to 100,000,000 shares of preferred stock in one or more series, without stockholder approval and is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. Our restated charter designates two series of preferred stock:

     .200,000 shares of Series C Junior Participating Preferred Stock; and

     .  200,000 shares of Series D Junior Participating Preferred Stock.

   These shares are reserved for issuance in connection with Comdisco's preferred stock purchase rights described below. None of these shares are currently issued or outstanding.

Description of Comdisco Common Stock

   Dividends. We will be permitted to pay dividends on Comdisco Stock and Comdisco Ventures Stock out of assets of Comdisco legally available for the payment of dividends under Delaware law. Our restated charter, however, provides that the total amounts paid as dividends on any of Comdisco Stock or Comdisco Ventures Stock cannot exceed the available dividend amount for each group.

   The "available dividend amount" for Comdisco Group at any time is the amount that would then be legally available for the payment of dividends on Comdisco Stock under Delaware law if:

     .Comdisco Group and Comdisco Ventures were each independent Delaware corporations,

     . Comdisco Group had outstanding (1) a number of shares of common stock, par value $0.10 per share, equal to the number of shares of Comdisco Stock that are then outstanding and (2) number of shares of preferred stock, par value $0.10 per share, equal to the number of shares that have been attributed to Comdisco Group and are then outstanding,

     . the assumptions about Comdisco Ventures set forth in the following paragraph were true, and

     . Comdisco Group owned a number of shares of Comdisco Ventures Stock equal to the number of shares that would be issuable with respect to Comdisco Group's retained interest interest in Comdisco Ventures.

   The "available dividend amount" for Comdisco Ventures at any time is the amount that would then be legally available for the payment of dividends on Comdisco Ventures Stock under Delaware law if:

     .  Comdisco Ventures was an independent Delaware corporation; and

     . Comdisco Ventures had outstanding a number of shares of common stock, par value $0.10 per share, equal to the number of shares of Comdisco Ventures Stock that are then outstanding plus the number of shares of Comdisco Ventures Stock that would be issuable with respect to Comdisco Group's retained interest in Comdisco Ventures.

   The amount legally available for the payment of dividends on common stock of a corporation under Delaware law is generally limited to:

     .  the total assets of the corporation,

     .  less its total liabilities,

     . less the aggregate par value of the outstanding shares of its common and preferred stock.

   However, if that amount is not greater than zero, the corporation may also pay dividends out of the net profits for the corporation for the fiscal year in which the dividend is declared and/or the preceding fiscal year. As mentioned above, these restrictions will form the basis for calculating the available dividend amounts for Comdisco Group or Comdisco Ventures. These restrictions will also form the basis for calculating the aggregate amount of dividends that Comdisco as a whole can pay on its common stock (regardless of series). Thus, net losses of any business group, and any dividends and distributions on, or repurchases of, any series of common stock, will reduce the assets legally available for dividends on other series of common stock.

   Subject to the above limitations, we have the right to pay dividends on none, any or all of the series of common stock, in equal or unequal amounts, notwithstanding the performance of any business group, the amount of assets available for dividends on any series, the amount of prior dividends declared on any series or any other factor. Dividend payments may also be subject to any other limitations set forth in any future series of preferred stock or in any agreements binding on Comdisco from time to time.

   At the time we pay any dividend on the outstanding shares of Comdisco Ventures Stock, we will credit to Comdisco Group, and charge against Comdisco Ventures a corresponding amount in respect of Comdisco Group's retained interest in that group for purposes of calculating available dividend amounts for future dividends. Specifically, the corresponding amount will equal (1) the aggregate amount of that dividend times (2) a fraction, the numerator of which is the number of shares that would be issuable with respect to Comdisco Group's retained interest in Comdisco Ventures and the denominator of which is the number of shares of Comdisco Ventures Stock then outstanding.

   Mandatory Dividend, Redemption or Conversion of Comdisco Ventures Stock. If we sell or dispose of all or substantially all of the properties and assets of Comdisco Ventures in a transaction other than one described below under "-- Exceptions to the Dividend, Redemption or Conversion Requirement for Comdisco Ventures Stock if a Disposition Occurs" our board of directors will decide if we will:

     . pay a dividend to the holders of Comdisco Ventures Stock in cash and/or securities or other property having a value equal to their proportionate interest in the net proceeds of the disposition; or

     . if the disposition involves all of the properties and assets, redeem all outstanding shares of Comdisco Ventures Stock in exchange for cash and/or securities or other property having a value equal to the proportionate interest of the holders of Comdisco Ventures Stock in the net proceeds of the disposition; or

     . if the disposition involves substantially all, but not all, of the properties and assets, redeem a number of whole shares of Comdisco Ventures Stock having an aggregate average market value, during the twenty-day trading period beginning on the sixteenth trading day following consummation of that transaction, equal to the proportionate interest of the holders of Comdisco Ventures Stock in the value of the net proceeds of the disposition; or

     . convert each outstanding share of Comdisco Ventures Stock into a number of shares of Comdisco Stock equal to 115% of the ratio of the average market value of one share of Comdisco Ventures Stock to the average market value of one share of Comdisco Stock during the twenty-day trading period ending on the fifth trading day prior to the first public announcement of that disposition transaction.

   We will determine the proportionate interest of the holders of Comdisco Ventures Stock in the net proceeds of a disposition by assuming that Comdisco Group's retained interest in Comdisco Ventures is represented by issued and outstanding shares of Comdisco Ventures Stock. Under these circumstances, our board of directors in its sole discretion, will determine the fair market value of all assets, except for cash and unrestricted publicly traded securities.

   We may only pay a dividend or redeem shares of a series of common stock if we have legally available funds under Delaware law. We will pay the dividend or complete the redemption or conversion on or prior to the ninetieth trading day following the disposition date.

   For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to Comdisco Ventures means a portion of the properties and assets that represents at least 80% of the value of the properties and assets attributed to Comdisco Ventures.

   The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

     . any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to Comdisco Group, in respect of the disposition or in respect of any resulting dividend or redemption;

     . any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

     . any liabilities of or attributed to Comdisco Ventures, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to Comdisco Ventures.

   We may elect to pay the dividend or redemption price either in the same form as the proceeds of the disposition or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least fifteen months, an independent investment banking firm, determines will have an aggregate market value of not less than the value of the net proceeds.

   Exceptions to the Dividend, Redemption or Conversion Requirement for Comdisco Ventures Stock if a Disposition Occurs. We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to Comdisco Ventures in a transaction or series of related transactions that results in our receiving for those properties and assets primarily equity securities of any entity which:

     . acquires those properties or assets or succeeds to the business conducted with those properties or assets or controls that acquirer or successor; and

     . is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by Comdisco Ventures prior to the disposition, as determined by our board of directors.

   The purpose of this exception is to enable us technically to dispose of properties or assets of Comdisco Ventures to other entities engaged or proposing to engage in businesses similar or complementary to those of that group without requiring a dividend on, or a conversion or redemption of, Comdisco Ventures Stock, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquirer. We are not required to control that entity, whether by ownership or contract provisions. As a result of these exceptions, holders of Comdisco Ventures Stock could find themselves holding a tracking stock that tracks the performance of a set of assets owned by an entity or entities supervised by management other than Comdisco Ventures.

   We are also not required to effect a dividend, redemption or conversion if:

     . the disposition is of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to stockholders;

     . the disposition is on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of Comdisco Ventures Stock;

     . the disposition is made to any person or entity controlled by us, as determined by the board of directors;

     . the disposition is made at a time when only one series of common stock is outstanding; or

     . before the thirtieth trading day following the disposition, we have mailed a notice stating that we are exercising our right to convert all of the outstanding shares of Comdisco Ventures Stock, as applicable, into newly issued shares of Comdisco Stock as contemplated under "Conversion of Comdisco Ventures Stock at Option of Comdisco" below.

   Sale of less than substantially all the assets of Comdisco Ventures. We currently intend to allocate to Comdisco Ventures for its benefit the proceeds from any disposition of less than all or substantially all of the Comdisco Ventures properties and assets. However, our board of directors has the right, to determine whether to allocate those proceeds differently, subject to the fiduciary duties owed by the board of directors to all Comdisco stockholders.

   Conversion of Comdisco Ventures Stock at Option of Comdisco. We will have the right, at any time, to convert shares of Comdisco Ventures Stock into a number of shares of Comdisco Stock initially equal to 125% of the ratio of the average market value of one share of Comdisco Ventures Stock to the average market value of one share of Comdisco Stock over a twenty-day trading period ending on the fifth trading day prior to the mailing of the conversion notice for conversions occurring in the first quarter after the original issuance of Comdisco Ventures Stock. The percentage applied to the ratio of market values will decline ratably each quarter over a period of ten quarters to 115%.

   If, however, we convert Comdisco Ventures Stock into Comdisco Stock as a result of tax law changes that subject Comdisco or our stockholders to adverse tax consequences as a result of our tracking stock structure, we will have the right to convert shares of Comdisco Ventures Stock into a number of shares of Comdisco Stock equal to 110% of the ratio of the average market values of the Comdisco Ventures Stock and the Comdisco Stock described above, regardless of when that adverse tax law change takes place.

   These provisions allow us the flexibility to recapitalize our outstanding series of common stocks into one class of common stock that would, after the recapitalization, represent an equity interest in all of our businesses. The optional conversion could be exercised at any future time if our board of directors determines that, under the facts and circumstances then existing, an equity structure consisting of multiple series of common stock was no longer in the best interests of all of our stockholders.

   The conversion ratio that will result in the specified premium will be calculated based on the average market value of one share of Comdisco Ventures Stock as compared to the average market value of one share of Comdisco Stock during the twenty consecutive trading day period ending on, and including, the fifth trading day immediately preceding the date on which we mail the notice of conversion to holders of Comdisco Ventures Stock.

   Conversion would be based upon the relative market values of Comdisco Stock, on the one hand, and Comdisco Ventures Stock, on the other. Many factors could affect the market values of Comdisco Stock and Comdisco Ventures Stock, including our results of operations and those of each group, trading volume and general economic and market conditions. Market values could also be affected by decisions by our board of directors or our management that investors perceive to affect adversely one series of common stock compared to the other. These decisions could include changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

   Redemption of Comdisco Ventures Stock in Exchange for Stock of Subsidiary. Although it currently has no intention to do so, our board of directors may redeem on a pro rata basis all of the outstanding shares of Comdisco Ventures Stock for shares of the common stock of one or more of our wholly owned subsidiaries which will then own all of the assets and liabilities attributed to Comdisco Ventures, and no other assets or liabilities. We may redeem shares of Comdisco Ventures Stock for subsidiary stock only if we have legally available funds under Delaware law. In connection with any exchange, in the event that we have a retained interest in Comdisco Ventures, we could retain any remaining shares of common stock of the subsidiary holding Comdisco Ventures' assets or distribute those shares as a dividend on Comdisco Stock.

   As a result of a redemption in exchange for stock of a subsidiary, holders of the series of common stock redeemed would hold securities of a separate legal entity. This redemption could be authorized by the board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of multiple series of common stock designated as tracking stocks is no longer in the best interests of all of our stockholders as a whole.

   Because Comdisco Ventures would most likely be subject to the registration requirements of the Investment Company Act of 1940 if the exchange described above were to occur, it is unlikely that our board of directors would redeem Comdisco Ventures Stock in the manner described in this section.

Voting Rights

   Holders of Comdisco Stock and Comdisco Ventures Stock will generally vote together as a single class on all matters requiring a stockholder vote.

   On all matters as to which all series of Comdisco's common stock will vote together as a single class:

     .  each share of Comdisco Stock will have one vote; and

     . each share of Comdisco Ventures Stock will have a number of votes (or a fraction of a vote) based on the ratio of the average market value of one share of Comdisco Ventures Stock to the average market value of one share of Comdisco Stock during the 20 consecutive trading days ending on (and including) the record date of the vote; provided that until the thirty first trading day for Comdisco Ventures Stock, each share of Comdisco Ventures Stock will have one vote.

   For example, if the average market value of one share of Comdisco Stock for the period specified above was $40.00, and the average market value of one share of the Comdisco Ventures Stock for the period specified above was $20.00, each share of Comdisco Stock would have one vote and each share of Comdisco Ventures Stock would have 0.5 votes based on the following calculation:

                             $20.00
                             ----  = .5 votes per share
                             $40.00

   However, in the event that the foregoing calculation results in the holders of Comdisco Ventures Stock holding more than 35% of the total voting power of all outstanding shares of common stock, the vote of each share of Comdisco Ventures Stock that exceeds that amount will be reduced so that all of the outstanding shares of Comdisco Ventures Stock in the aggregate represent 35% of the total voting power of all outstanding shares of Comdisco's common stock.

   Subject to the 35% limitation, the voting formula above is intended to equate the relative voting rights of the series of common stock to their relative market capitalization at the time of each adjustment. The periodic adjustments could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of Comdisco's outstanding stock to acquire that percentage of all series of common stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other series.

   Because, of the limitations on the voting power of Comdisco Ventures Stock, when the holders of Comdisco Ventures Stock and Comdisco Stock vote together as a single class, the holders of Comdisco Stock will be in a position to control the outcome of a majority vote even if the matter involves a conflict of interest between the holders of Comdisco Ventures Stock and Comdisco Stock.

   If shares of only one series of common stock are outstanding, each share of that series will have one vote. If any series of common stock is entitled to vote as a separate class with respect to any matter, each share of that series will, for purposes of that vote, have one vote on that matter.

   We will set forth the number of outstanding shares of Comdisco Ventures Stock and Comdisco Stock in our annual and quarterly reports filed pursuant to the Exchange Act, and disclose in any proxy statement for a stockholder meeting the number of outstanding shares and per share voting rights of each share of Comdisco Ventures Stock and Comdisco Stock.

   The holders of Comdisco Ventures Stock will not have any rights to vote separately as a class on any matter coming before our stockholders, except for the limited class voting rights provided under Delaware law or by Nasdaq Stock Market rules. Matters that provide for separate class voting include amendments to our restated charter that would change the par value of Comdisco Ventures Stock or alter or change the powers, preferences or special rights of shares of Comdisco Ventures Stock so as to adversely affect the holders of Comdisco Ventures Stock.

   The shares of Comdisco Ventures Stock designated by the board to reflect the retained interest in Comdisco Ventures held by Comdisco Group do not constitute outstanding shares of our common stock. Accordingly, these shares would not be voted on any matter by Comdisco Group, including any matter requiring the vote of the holders of Comdisco Ventures Stock as a separate class.

Liquidation

   In the event of our voluntary or involuntary liquidation, dissolution or winding-up, the holders of Comdisco Stock and Comdisco Ventures Stock will be entitled to receive our assets, if any, remaining for distribution to stockholders on a per share basis in proportion to the liquidation units per share of each series. Our assets remaining for distribution will be determined after payment of, or provision for, all liabilities, including contingent liabilities, and payment of the liquidation preference payable to any holders of our preferred stock. Each share of Comdisco Stock shall have one liquidation unit. Each share of Comdisco Ventures Stock will have a number of liquidation units, including a fraction of one liquidation unit, equal to the ratio of

          (1)the average market value of a share of Comdisco Ventures Stock during the twenty consecutive trading days prior to February 28, 2001, to

          (2) the average of the market value of one share of Comdisco Stock over the same period, expressed as a decimal fraction rounded to the nearest five decimal places.

   If the voluntary or involuntary dissolution, liquidation or winding up of Comdisco occurs prior to February 28, 2001, the average market value of one share of Comdisco Ventures Stock will be determined based on:

          (1)the twenty consecutive trading day period immediately prior to the dissolution, liquidation or winding-up event, or

          (2)the actual number of consecutive trading days in the event that the dissolution, liquidation or winding-up event, if that event occurs prior to the 21st trading day after the effective date of our restated charter.

   After the number of liquidation units with respect to Comdisco Ventures Stock has been determined in the manner above, the number will not be changed except as described below. Thus, the liquidation rights of the holders of the Comdisco Ventures Stock or Comdisco Stock may not bear any relationship to the relative market values or the relative voting rights of that series.

   The liquidation units of the Comdisco Ventures Stock and Comdisco Stock were determined by Comdisco in consultation with our financial advisors and are based upon, among other factors, each group's initial level of debt and equity capitalization, each group's recent historical financial performance, the market prices of shares of comparable companies that are publicly traded and the current state of the markets for public offerings and other stock transactions.

   If Comdisco subdivides, by stock split, reclassification or otherwise, or combines, by reverse stock split, reclassification or otherwise, the outstanding shares of Comdisco Ventures Stock or Comdisco Stock, the number of liquidation units of the Comdisco Ventures Stock or Comdisco Stock, as applicable, shall be adjusted as determined by the board of directors so as to avoid any dilution in the aggregate liquidation rights of either series of common stock.

   In the absence of a public trading market for the shares of Comdisco Ventures Stock, our board of directors will exercise its good faith judgment to determine the market value of a share of that stock for purposes of this formula.

   In the case of our dissolution, liquidation or winding up:

     . no holder of Comdisco Stock will have any special right to receive specific assets of Comdisco Group; and

     . no holder of Comdisco Ventures Stock will have any special right to receive specific assets of Comdisco Ventures.

   Neither a merger nor consolidation of Comdisco into or with any other corporation, nor any sale, transfer or lease of all or any part of our assets, will, alone, be deemed a liquidation or winding up of Comdisco, or cause the dissolution of Comdisco, for purposes of these liquidation provisions.

   Comdisco considers that its complete liquidation is a remote contingency, and its financial advisors believe that, in general, these liquidation provisions are immaterial to the value of Comdisco Ventures Stock.

Determinations by the Board

   Any determinations made by our board of directors in good faith under our restated charter or in any certificate of designation filed pursuant to our restated charter would be final and binding on all stockholders of Comdisco, subject to rights under applicable Delaware law and under the federal securities laws.

Preemptive Rights

   Holders of Comdisco Ventures Stock will not have any preemptive rights to subscribe for any additional shares of capital stock or securities that we may issue in the future.

Amended and Restated Rights Agreement

   We have issued and will issue preferred stock purchase rights to all holders of our common stock under a rights agreement amended and restated as of May 4, 2000, between Comdisco and ChaseMellon Shareholder Services L.L.C., as rights agent.

   The restated rights agreement provides that:

     . each right in effect at the date of restatement be redesignated as a Comdisco Stock right, which will continue to allow holders of outstanding Comdisco Stock to purchase shares of Series C Junior Participating Preferred Stock of Comdisco if a distribution date occurs;

     . for each share of Comdisco Stock issued between the date of the restated rights agreement and the expiration date of the rights, we will issue one Comdisco Stock right which will allow holders to purchase shares of Series C Junior Participating Preferred Stock of Comdisco if a distribution date occurs; and

     . for each share of Comdisco Ventures Stock issued between the date of the restated rights agreement and the expiration date of the rights, we will issue one Comdisco Ventures Stock right which will allow holders to purchase shares of Series D Junior Participating Preferred Stock of Comdisco if a distribution date occurs.

   We refer to the Comdisco Stock rights and the Comdisco Ventures Stock rights collectively as the "rights."

   A "distribution date" will occur upon the earliest of:

     . the tenth day, or a later day determined by our board of directors, after a public announcement that a person or group of affiliated or associated persons other than us, any subsidiary of Comdisco, or any of our or our subsidiaries' employee benefit plans (an "acquiring person") has acquired beneficial ownership of 15% or more of the voting power of all the shares of our common stock; or

     . the tenth business day, or a later day determined by our board of directors, following the commencement of or announcement of the intention to commence a tender or exchange offer that would result in that person or group beneficially owning 15% or more of the voting power of all the shares of our common stock; or

     . the tenth business day after our board of directors declares a person to be an "adverse person."

   Any person or group that beneficially owns 20% or more of our outstanding common stock on the effective date of the amendment and statement of the rights plan, which we refer to as an "existing holder," will not be deemed an "acquiring person" until that existing holder acquires beneficial ownership of 30% or more of the voting power of our outstanding common stock. An adverse person is a person or group (1) which beneficially owns 10% or more of the voting power of our outstanding common stock and (2) which our board of directors has determined has interests adverse to ours based on requirements set out in the amended and restated rights agreement.

   Until the distribution date, the rights will not be represented by a separate certificate and may be transferred only with their respective series of common stock.

   Following the distribution date, holders of rights other than any acquiring person or adverse person (whose rights will thereupon become null and void) will be entitled to purchase from us:

     . in the case of a Comdisco right, one one-thousandth of a share of Series C Junior Participating Preferred Stock at a purchase price of $75, subject to adjustment; and

     . in the case of a Comdisco Ventures Stock right, one one-thousandth of a share of Series D Junior Participating Preferred Stock at a purchase price of $180, subject to adjustment.

   The purchase prices discussed above are referred to as the "Series C purchase price" and the "Series D purchase price."

   Unless the rights are earlier redeemed, if any person or group becomes an acquiring person or our board of directors declares a person to be an "adverse person":

     . a Comdisco Stock right will entitle its holder other than any acquiring person or adverse person to purchase, at the Series C purchase price, a number of shares of Comdisco Stock with a market value equal to twice that purchase price;

     . any Comdisco Ventures Stock right will entitle its holder other than any acquiring person or adverse person to purchase, at the Series D purchase price, a number of shares of Comdisco Ventures Stock with a market value equal to twice that purchase price; and

     . all rights of any acquiring person or adverse person will become null and void.

   After the rights have been triggered, the board of directors may exchange the rights, other than rights owned by an acquiring person or adverse person, at an exchange ratio of:

     . one share of Comdisco Stock per Comdisco Stock right, subject to adjustment, and

     . one share of Comdisco Ventures Stock per Comdisco Ventures Stock right, subject to adjustment.

   Unless the rights are earlier redeemed, if, following the time a person becomes an acquiring person or adverse person:

     . Comdisco is acquired in a merger or other business combination transaction and Comdisco is not the surviving corporation;

     . any person consolidates or merges with Comdisco and all or part of the common stock is converted or exchanged for securities, cash or property of any other person or of Comdisco; or

     . 50% or more of Comdisco's assets or earning power is sold or transferred,

then, each right will entitle its holder other than any acquiring person to purchase, for the applicable purchase price, a number of shares of common stock of the surviving entity in that merger, consolidation or other business combination of, or the purchaser in, that sale or transfer with a market value equal to twice the applicable purchase price.

   The rights will expire on November 17, 2007, unless we extend or terminate them as described below.

   At any time until the close of business on the fifteenth day following a public announcement that there is an acquiring person or our board of directors declares a person to be an "adverse person", our board of directors may redeem all of the rights at a price of $0.01 per right. On the redemption date, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive that redemption price.

   Prior to a distribution date, the board of directors may, without the approval of any holders of rights, supplement or amend any provision of the amended and restated rights agreement in any manner, whether or not that supplement or amendment is adverse to any holders of the rights. From and after a distribution date, the board of directors may, without the approval of any holders of rights, supplement or amend the amended and restated rights agreement only:

     .  to cure any ambiguity,

     . to correct or supplement any provision that may be defective or inconsistent with any other provision, or

     . in any manner that it may deem necessary or desirable and which does not materially adversely affect the interests of the holders of rights other than an acquiring person, adverse person and their associates and affiliates.

   A holder of a right will not have any rights as a stockholder of Comdisco, including the right to vote or to receive dividends, until a right is exercised.

   The amended and restated rights agreement contains provisions designed to prevent the inadvertent triggering of the rights. A person will not be deemed an acquiring person if the board of directors of Comdisco approved the acquisition by that person of shares of common stock prior to that person otherwise becoming an acquiring person. In addition, the amended and restated rights agreement gives a person who has inadvertently acquired 15% or more of the voting power of all series of our common stock and does not have any intention of changing or influencing the control of Comdisco the opportunity to sell a sufficient number of shares so that the acquisition would not trigger the rights. In addition, the rights will not be triggered and a divestiture of shares will not be required if a person becomes the holder of 15% or more, or 30% or more in the case of an existing holder, of the voting power of all of our series of common stock, solely as a result of either (1) the reduction of our outstanding common stock as the result of our repurchase of any of our common stock or (2) any adjustment of the voting rights of Comdisco Ventures Stock in accordance with the provisions of our restated charter. However, any person who exceeds that threshold as a result of our stock repurchases or a voting rights adjustment will trigger the rights if the person subsequently acquires additional shares of our common stock. Our board may also further amend the amended and restated rights agreement in the future, including in connection with any distribution of Comdisco Group's retained interest in Comdisco Ventures, to compensate for any unintended effects of the variable voting rights associated with Comdisco Ventures Stock.

   The restated rights agreement will permit disinterested stockholders to acquire additional shares of our common stock or of an acquiring company at a substantial discount in the event of those changes in control described in the restated rights agreement. The restated rights agreement is intended to discourage anyone from buying shares of common stock having more than 15% of the voting power of all series of our common stock without prior approval by the board of directors.

   We have filed the form of amended and restated rights agreement with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Other Provisions of Our Restated Charter, Bylaws and Delaware Law

   Authorized Shares. Our restated charter provides that we may from time to time designate and issue shares of common stock or preferred stock in one or more series, the terms of which will be determined by our board of directors, and authorize and issue additional common stock of any previously designated series. Our board of directors, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of common stock or preferred stock. We will not solicit further approval of our stockholders to designate, authorize or issue those shares unless our board of directors believes that approval is advisable or is required by NYSE or Nasdaq Stock Market rules or Delaware law. The purpose of authorizing the board of directors to determine these rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. This authority however could enable our board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Comdisco by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Comdisco.

   Classified Board of Directors; Removal of Directors; Limitation on Ability to Call Special Meetings. Our restated charter provides that our board of directors shall be divided into three classes and shall consist of such number of directors as is set in our bylaws. Our bylaws provide that the board of directors will be divided into three classes of an approximately equal number of directors with each class of directors having a three-year term of office. Our restated charter also provides that a director may be removed for cause only upon the vote of two-thirds of the voting stock of Comdisco. These provisions in our restated charter and bylaws may only be amended by a vote of two-thirds of the voting power of all series of common stock of Comdisco voting together as a class.

   Our bylaws further provide that stockholders of Comdisco may not call special meetings of the stockholders.

   The provisions regarding classification of our board of directors, removal of directors and the limitations on the stockholders' ability to call special meetings may have the effect of discouraging anyone from attempting to acquire control of Comdisco and thereby discouraging open market purchases of any series of common stock.

   Business Combinations with Substantial Stockholders. Our restated charter provides that business combinations with substantial stockholders will require the vote of two-thirds of the voting stock of Comdisco to approve that transaction.

   A "substantial stockholder" is defined as a person, other than a member of our board of directors as of September 30, 1985 or any of our employee benefit plans, who or which beneficially owns 10% or more of our outstanding shares of common stock.

   A "business combination" is defined to mean:

     . a merger or consolidation of Comdisco with a substantial stockholder;

     . a sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of Comdisco or any subsidiary to a substantial stockholder (defined as 10% of the total book value of the assets);

     . a merger or consolidation of a substantial stockholder with Comdisco or any subsidiary;

     . a sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a substantial stockholder to Comdisco or a subsidiary;

     . any re-classification of our common stock or any recapitalization of Comdisco consummated within five years after a substantial stockholder became a substantial stockholder;

     . issuance of any securities of Comdisco or any subsidiary to a substantial stockholder, except proportionately as a stockholder;

     . acquisition by Comdisco or any subsidiary of securities of a substantial stockholder; or

     .  any agreement providing for any of these types of transactions.

   The business combination will not need to receive the two-thirds vote outlined above if the consideration to be paid by the interested stockholder in the business combination meets various tests set forth in our restated charter, designed to ensure that the form and amount of consideration to be paid by the interested stockholder is fair to the other holders of our common stock.

   The business combination provisions outlined above may have the effect of discouraging attempts to acquire control of Comdisco and thereby of discouraging open market purchases of our common stock.

   Stockholder Nominations and Proposals. Our bylaws provide that to nominate directors, stockholders must submit a written notice to our corporate secretary not less than 120 days nor more than 150 days before the first anniversary of the date of the mailing of the proxy statement for our last annual meeting. The notice must include the name and address of the stockholder and of the nominee, a description of any arrangements between the stockholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

   Similarly, to submit proposals at an annual meeting, a stockholder must provide our corporate secretary of notice of the proposal not less than 120 days nor more than 150 days before the first anniversary of the date of the mailing of the proxy statement for our last annual meeting. The notice must include:

     .  a description of the proposal;

     .  the reasons for presenting the proposal at the annual meeting;

     .  the text of any resolutions to be presented;

     .  the stockholder's name and address and number of shares held;

     .  any material interest of the stockholder in the proposal; and

     . a representation that the stockholder intends to appear at the meeting, in person or by proxy, to submit the proposal.

   In addition, the bylaws provide that only the board of directors, chairman of the board, chief executive officer or president of Comdisco can call special meetings of stockholders and that the only business that may be brought before a special meeting is that business specified in the notice of that meeting. These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any stockholder to a vote of the stockholders.

   Delaware Law. Section 203 of the General Corporation Law of the State of Delaware applies to Comdisco. Generally, Section 203 limits the ability of an "interested stockholder" to effect various business combinations with Comdisco for a three-year period following the time that that stockholder became an interested stockholder. An "interested stockholder" is defined as a holder of 15% or more of our outstanding voting stock.

   An interested stockholder may engage in a business combination transaction with Comdisco within the three-year period only if:

     . our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

     . the interested stockholder acquired at least 85% of our voting stock in the transaction in which it became an interested stockholder; or

     . our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of our outstanding voting shares held by all disinterested stockholders approve the transaction.

Listing

   We list our Comdisco Stock on The New York Stock Exchange and The Chicago Stock Exchange under the symbol "CDO". We have applied to list our Comdisco Ventures Stock on the NASDAQ Stock Market.

Stock Transfer Agent and Registrar

   ChaseMellon Shareholder Services L.L.C. will act as the registrar and transfer agent for Comdisco Stock and Comdisco Ventures Stock.

Anti-takeover Considerations

   The existence of multiple series of common stock could present complexities and could pose obstacles, financial and otherwise, to an acquiring person. The existence of multiple series of common stock could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Comdisco by delaying or preventing that change in control.

   Additional shares of common stock are available for future issuance without further stockholder approval. One of the effects of the existence of authorized and unissued common stock and preferred stock could be to enable the board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Comdisco by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Comdisco.

   For additional anti-takeover considerations, see "--Other Provisions of Our Restated Charter, Bylaws and Delaware Law", beginning on page 22.

Indemnification of Directors

   We indemnify our officers and directors to the fullest extent permitted under Delaware law against all liabilities incurred in connection with their service to us.

Limitation of Liability of Directors

   Our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they:

     . violated their duty of loyalty to us or our stockholders;

     . acted in bad faith;

     . knowingly or intentionally violated the law;

     . authorized illegal dividends or redemptions; or

     . derived an improper personal benefit from their action as directors.

   This provision applies only to claims against directors arising out of their role as directors and not in any other capacity, including any capacity as an officer or employee. Directors remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, including an injunction or rescission for breach of the director's duty of care.

                              PLAN OF DISTRIBUTION

   We may sell any series of debt securities:

     . through underwriters or dealers;

     . through agents; or

     . directly to one or more purchasers.

   The prospectus supplement will include:

     . the initial public offering price;

     . the names of any underwriters, dealers or agents;

     . the purchase price of the debt securities;

     . our proceeds from the sale of the debt securities;

     . any underwriting discounts or agency fees and other underwriters' or agents' compensation; and

     . any discounts or concessions allowed or reallowed or paid to dealers.

   If we use underwriters in the sale, they will buy the debt securities for their own account. The underwriters may then resell the debt securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale.

   The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities offered if they purchase any debt securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment.

   If we sell directly to you no underwriters or agents would be involved.

   Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act. Any discounts or commissions that we pay them and any profit they receive when they resell the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may enter into agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make, and to reimburse those persons for expenses.

   To facilitate a debt securities offering, any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     . Over-allotment involves sales in excess of the offering size, which creates a short position.

     . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     . Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions.

     . Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

   Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue those activities at any time.

   We are not making an offer of debt securities in any state that does not permit this kind of offer.

   Underwriters, dealers and agents may be our customers or may engage in transactions with us or perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

   Jeremiah M. Fitzgerald, Esq., our Vice President and Chief Legal Officer, or another of our lawyers, will issue an opinion about the legality of the securities for us. Mr. Fitzgerald owns 66,292 shares of our common stock and holds options granted under our stock option plans to purchase an additional 164,415 shares of common stock. We expect Brown & Wood llp, New York, New York to advise any underwriters, agents and dealers.

                                    EXPERTS

   KPMG LLP, independent certified public accountants, audited and reported on our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. We have incorporated these documents by reference in reliance upon the authority of KPMG LLP as experts in accounting and auditing in giving the report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $


                          % Senior Notes Due

                                 ------------

                             PROSPECTUS SUPPLEMENT

                                         , 2000
                                 ------------

                              Salomon Smith Barney

                         Banc of America Securities LLC

                            Bear, Stearns & Co. Inc.

                           Deutsche Banc Alex. Brown

                              Merrill Lynch & Co.

                         Banc One Capital Markets, Inc.

                         Mellon Financial Markets, LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------